FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 29TH, 2022

1.       DATE, TIME AND PLACE: on April 29th, 2022, at 4:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

4.       AGENDA: (i) analysis of the merger by the Company of SCB Distribuição e Comércio Varejista de Alimentos Ltda., wholly owned limited liability company, headquartered at the city of São Paulo, state of São Paulo, at Rua Manuel da Nóbrega, No. 948, Paraíso District, Postal Code 04001-003, enrolled before the CNPJ/ME under the No. 30.197.161/0001-88 (“SCB”), a company fully owned by the Company (the “Merger”), with subsequent approval of the proposal to be sent to the Company's Extraordinary General

Meeting to be held on May 31, 2022 (“EGM”); (ii) ratification of the hiring of Magalhães Andrade S/S Auditores Independentes, registered before the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and before the CNPJ/MF under the No. 62.657.242/0001-00, headquartered at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, set 61/62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), as the specialized company for the preparation of the appraisal report of SCB’s net equity; (iii) approval of SCB's appraisal report.

5.       RESOLUTIONS: Starting the work, Messrs. Member of the Board of Directors took the following resolutions, unanimously and without reservations. The decisions took into consideration the Policy on Related Party Transactions of the Company, considering that the Company intends to incorporate its subsidiary SCB.

(i) Approve the proposal for the merger of SCB into the Company, with effects from May 31, 2022, exclusive, under the terms and conditions described in the "Protocol and Justification of the Merger of SCB Distribuição e Comércio Varejista de Alimentos Ltda.", celebrated by the management of SCB and the Company on April 29, 2022 (“Merger Protocol”), as per Annex I to these minutes, expressing itself in favor of such transaction. Therefore, the member of the Board of Directors approve the proposal to be sent to the EGM for the incorporation of SCB into the Company.

(ii) To manifest itself in favor of the ratification of the hiring of Magalhães Andrade, as the specialized company responsible for preparing the equity appraisal report of SCB, to be merged into the Company, at book value, on the base date of March 31, 2022 (“Appraisal Report”). Therefore, the members of the Board of Directors approved the proposal to be submitted to the EGM for ratification of the hiring of Magalhães Andrade S/S Auditores Independentes.

(iii) To manifest itself in favor of the approval of the Appraisal Report, a copy of which is included in Annex I to the Merger Protocol, prepared by Magalhães Andrade, according to which the total book value of equity of SCB to be merged into the Company is equivalent to two hundred and sixty-six million, three hundred and eighty-five thousand, nine hundred and ninety-six Reais and seventy-one centavos (R$ 266,385,996.71). Therefore, the members of the Board of Directors approved the proposal, to be submitted to the EGM, for approval of the Appraisal Report.

Considering the items above, the members of the Board of Directors approve the Management Proposal to be sent to the EGM, in the terms of the Annex II thereto.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, April 29, 2022. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

Annex I

Protocol and Justification of the Merger of SCB Distribuição e Comércio Varejista de Alimentos Ltda.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA.
PROTOCOL AND JUSTIFICATION OF MERGER of SCB Distribuição e Comércio Varejista de Alimentos Ltda. into Companhia Brasileira de Distribuição April 29, 2022

PROTOCOL AND JUSTIFICATION OF MERGER OF
SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. INTO ITS SUCESSOR COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Hereby:

(1)	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held corporation headquartered in the capital city of Sao Paulo, State of Sao Paulo (Brazil) at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista district, Zip code 01402-000, with Corporate Id. Tax (CNPJ/ME) No. 47.508.411/0001-56, with its articles of incorporation duly filed with the Board of Trade of the State of Sao Paulo (“JUCESP”) under NIRE 35.300.089.901, herein represented pursuant to its Bylaws (hereinafter referred to as “CBD” or “Absorbing Company”); and
(2)	SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA., a single-member limited liability company headquartered in the capital city of Sao Paulo, State of Sao Paulo (Brazil) at Rua Manuel da Nóbrega, No. 948, Paraiso district, Zip code 04001-003, with corporate Id. Tax (CNPJ/ME) No. 30.197.161/0001-88, with its Articles of Association duly filed with JUCESP under NIRE 35.235.229.244, herein represented pursuant to its Bylaws (hereinafter referred to as “SCB” or “Absorbed Company” and, when referred to jointly with CBD, the “Parties” and, individually, as a “Party”),

Whereas:

(a)	SCB is a single-member limited liability company, with its share capital being wholly owned by CBD;
(b)	CBD, in a search for simplifying its corporate structure, reducing costs, and adding synergies, intends to acquire SCB, becoming its successor;
(c)	The accounting appraisal and shareholders' equity report of SCB, prepared by the specialized company mentioned below, is compliant with the applicable laws and regulations and with the merger transaction referred to in this Protocol and Justification of Merger;
(d)	The intended merger operation, if approved, shall be performed without increase in the share capital of the Absorbing Company, therefore, without any dilution in the share interest of its shareholders. Due to this, according to article 10 of the Normative Instruction No. 565, as of June 15, 2015, of the Brazilian Securities Exchange Comission – Comissão de Valores Imobiliários (“CVM” and “CVM Instruction 565”), the obligations provided for in Chapter III of CVM Instruction 565 are not applicable,

RESOLVE, in compliance with Articles 224, 225, and 227 of Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporations Act") and of CVM Instruction 565, to enter into this Protocol and Justification of Merger (the "Protocol"), in order to govern the terms and conditions applicable to the merger of SCB into CBD ("Merger"), subject to the approvals mentioned in the Clause 4.2 herein below.

1	Purpose

This Protocol has as purpose to set forth the provisions of the Merger proposal to be submitted to the resolution of the partners of the both Parties, subject to Clause 4.2 below. If the proposal subject of this Protocol is approved:

(i)	CBD will be the successor of SCB in all its rights and obligations, effective from May 31st, 2022, exclusive, and all items of SCB's assets and liabilities will be transferred to CBD; and

(ii)            SCB will be liquidated and, as a result, all shares representing the capital stock of SCB will cease existing and will be canceled, and there will be no increase in the capital stock of CBD, nor any other corporate modification, due to the Merger, since SCB's shares held by CBD, representing SCB's full share capital, will be canceled and replaced at CBD by the net assets of SCB.

2	Justification and interest of the Parties in performing this Merger

The management members of both Parties understand that the Merger will provide equity, legal, and financial benefits, including:

(i)             The optimization of the corporate structure of the group which both Parties belong to; and

(ii)            The reduction of costs in administrative areas and with the fulfillment of ancillary obligations, generating synergies.

3	Appraisal

3.1            Appraisal. The Parties agree that, according to the appraisal report shown in Exhibit I to this Protocol (the “Report”), SCB's shareholders' equity, including, without limitation, the assets and liabilities listed in Exhibit I to this Protocol, had its equity value appraised by the auditors known as Magalhães Andrade S/S Auditores Independentes, registered with the Regional Accounting Council of the State of Sao Paulo (SP, Brazil), under number 2SP000233/O-3 and with corporate Id. Tax (CNPJ/MF) number 62.657.242/0001-00, headquartered at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, suite 61/62, Jardim Paulistano district, Zip code 01451-001 (the “Appraiser”), on the reference date of March 31, 2022, based on the balance sheets prepared by the management of the Merged Company SCB on such same date and for this specific purpose. According to the Report, the value of SCB Merged Company's shareholders' equity on March 31, 2022, reflecting the effect of subsequent events described in the Report, on the date of the Report, is of two hundred and sixty-six million, three hundred and eighty-five thousand, nine hundred and ninety-six Reais and seventy-one centavos (R$ 266,385,996.71).

3.2            Changes in shareholders' equity. If the Merger proposal is approved, SCB's variations in shareholder's equity after the base date of March 31, 2022, will be absorbed by CBD and recorded directly in CBD's financial statements.

3.3            Absence of conflict. The Appraiser stated it has no interest, whether directly or indirectly, in the companies involved in the Merger, or, even with regard to the Merger itself, which could prevent or affect the preparation of the Report requested to it, for the purposes of the Merger.

3.4            Absence of valuation of net equities. Considering that the corporate capital of SCB is fully owned by CBD and, consequently, there shall not exist any kind of shares’ substitution in the Merger, the management of the Parties decided, in consonance with the position of CVM’s Board, duly consolidated through the decision issued at the CVM Process No. 19957.011351/2017-21, that it is not applicable to the Merger the special regimen set forth in Article 264 of the Brazilians Corporate Act, including therein the obligation of evaluating the net equity of the Parties, under the terms legally set forth.

4	General Aspects of the Merger

If the proposed Merger is approved, the Merger will be implemented on the following bases:

4.1            Capital Stock.

4.1.1	Current composition.

(i)              The share capital of SCB, fully subscribed and paid in, is of BRL421,943,845 (four hundred and twenty-one million, nine hundred and forty-three thousand, eight hundred and forty-five Reals), divided into 421,943,845 (four hundred and twenty-one million, nine hundred and forty-three thousand, eight hundred and forty-five) shares with par value of BRL1.00 (one Real) each, fully subscribed and paid in the Brazilian national currency by its sole partner CBD;

(ii)            CBD's capital stock, fully subscribed and paid in, is of BRL5,859,093,872.92 (five billion, eight hundred and fifty-nine million, ninety-three thousand, eight hundred and seventy-two Reals and ninety-two cents), fully subscribed and paid in, divided into 269,386,471 (two hundred and sixty-nine million, three hundred and eighty-six thousand, four hundred and seventy-one) common shares with no par value.

4.2	Conditions to implement the Merger. The implementation of the Merger, the appointment of the Appraiser, and the approval of the Report and other terms and conditions of the Protocol are subject to the approval or ratification, as the case may be, of the partners of both Parties. Considering, moreover, that SCB is a company controlled by CBD, the Merger will be subject to prior approval by the applicable corporate bodies of CBD, as provided for in CBD'S Policy for Transactions between Related Parties.
4.3	Effects of the Merger. If the Merger is approved, SCB will be liquidated and wholly succeeded by CBD, and SCB will cease existing in all its assets and liabilities, rights and obligations of any nature. The Merger shall become effective as of May 31st, 2022, exclusive.

4.4            Right of Withdrawal. The approval of the Merger shall not grant any right of withdrawal to the shareholders of the Absorbing Party, since the right of withdrawal is legally limited to the shareholders of the Absorbed Party. Considering that SCB's sole shareholder is CBD, there shall not be any right of withdrawal applicable to the Merger.

4.5	Use of the corporate name. SCB may continue to conduct business on its name and behalf until all its records are formalized and all permits obtained as required by the laws applicable to the consummation of the Merger.
5	GENERAL PROVISIONS
5.1	Severability of provisions. In case any court may decide that any of the covenants contained in this Protocol is null or ineffective, such fact shall not affect the validity or effectiveness of the other provisions and covenants set forth herein, which shall be fully complied with, and the Parties hereby undertake to use their best efforts in order to fit properly to achieve the same effects of the covenant that might be canceled or become ineffective.

5.2	Entire agreement, exhibits, and amendments. This Protocol and its exhibits constitute the entire agreement, i.e., include all understandings and covenants existing by and between the Parties' managers and administrators, as applicable, as regards the matters covered and governed herein. This Protocol and its exhibits can only be amended or changed through an instrument in writing undersigned by all the Parties' managers or administrators, as applicable.
5.3	Filing and registration. Once the Merger has been approved by the members and shareholders of the Parties, it will be up to the management of CBD to promote the filing and publication of all actions related to the Merger.
5.4	Governing law. This Protocol shall be governed by and construed pursuant to the laws of the Federative Republic of Brazil.
5.5	Recommendation. Considering the clauses provided for hereinabove, which comply with all requirements of Articles 224 and 225 of the Brazilian Corporations Act, in our opinion the Merger meets the interests of both Parties and its shareholders and members; therefore, we recommend that the Merger is implemented.

In witness whereof, the Parties execute this Protocol and Justification of Merger in six (6) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses below.

Sao Paulo (SP, Brazil), April 29, 2022.

[Signature page of the Protocol and Justification of Merger of SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA. with its successor COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, executed on April 29, 2022]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

___________________________________	___________________________________

SCB DISTRIBUIÇÃO E COMÉRCIO VAREJISTA DE ALIMENTOS LTDA.

___________________________________	___________________________________

Witnesses:

Name: Id. card (RG): Tax Id. (CPF/MF):	Name: Id. card (RG): Tax Id. (CPF/MF):

Annex II

Management Proposal for the Extraordinary General Meeting of Shareholders of the Company to be held on May 31, 2022

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 29, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.